Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 27, 2011

Relating to Preliminary Prospectus dated July 21, 2011

Registration Statement Nos. 333-175573 and 333-175835

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated July 21, 2011 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-175573) relating to these shares. The most recent Registration Statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1235007/000119312511193250/0001193125-11-193250-index.htm

Common stock offered by us:	4,968,321 shares (excluding option to purchase up to 871,489 shares to cover over-allotments).

Common stock offered by the Selling Stockholder:	841,610 shares.

Common stock to be outstanding after this offering:	34,693,158 shares based on shares outstanding on June 30, 2011.

Public offering price per share:	$12.26.

Net proceeds to us:	Approximately $56.7 million, or approximately $66.8 million if the underwriters exercise their over-allotment option in full, based on a public offering price of $12.26 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:	We expect to use substantially all of the net proceeds from this offering through the third quarter of 2013, to prepare EMA regulatory filings for conditional marketing authorization for EC145 and EC20 and pre-commercial activities in Europe, to initiate the randomized phase 2 study of EC145 and EC20 in NSCLC, to advance our other earlier stage phase 1 and preclinical pipeline and for working capital and other general corporate purposes.

As adjusted balance sheet data:	Based on a public offering price of $12.26 per share, as of March 31, 2011, on an as adjusted basis, (i) cash, cash equivalents and short-term investments would have been approximately $151.2 million, (ii) working capital would have been approximately $143.1 million, (iii) total assets would have been approximately $153.9 million and (iv) total stockholders’ equity would have been approximately $134.3 million.

As adjusted capitalization:	Based on a public offering price of $12.26 per share, as of March 31, 2011, on an as adjusted basis, (i) additional paid-in capital would have been approximately $239.6 million, (ii) total stockholders’ equity would have been approximately $134.3 million and (iii) total capitalization would have been approximately $149.2 million.

Dilution:	After giving effect to our sale of 4,968,321 shares of common stock in this offering at a public offering price of $12.26 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at March 31, 2011 would have been $134.3 million, or $3.88 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.27 per share to existing stockholders and an immediate dilution of $(8.38) per share to new investors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus, if you request it by calling RBC Capital Markets, LLC toll-free at (877) 822-4089 or Leerink Swann LLC toll-free at (800) 808-7525 ext. 4814.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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